United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and December 31, 2009

 Registration Statement File No. 0-29901

June 24, 2010

Ladies and Gentlemen,

This letter is being written as confirmation that we have spoken with your staff member, Attorney Susann Reilly, regarding our response to your comment letter dated April 2, 2010 and your subsequent follow up letter dated June 14, 2010 and that per our discussion with Ms Reilly, we will have our responses to you by June 30, 2010.

CAVITATION TECHNOLOGIES, INC.

By: /s/Roman Gordon
Chief Executive Officer